SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Adopts Legal Tax Practices

Rio de Janeiro, May 11 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, would like to state publicly that it categorically denies insinuations regarding accounting “maneuvers” or “tricks” aimed to reduce taxes, as stated in stories published by the "O Globo" newspaper on May 10 and 11 2009.

Petrobras has always observed the legal rules, in line with its commitment to transparency and respect for the Brazilian society. In fact, a recent survey published by the Reputation Institute (RI), headquartered in New York, rated the company the world’s fourth most reputable company.

Petrobras accounts for a very substantial volume of taxes and government take – Petrobras contributes with upwards of 20% of the total revenue in 17 states in the form of ICMS and government take. In 2008, it paid in some R$94 billion as taxes and government take nationwide.

CHANGE OF THE EXCHANGE RATE VARIATION TAXATION SYSTEM

Pursuant to the taxation legislation in effect (Provisional Measure # 2158-35/2001 and Normative Instruction 345/2003 of the Brazilian Internal Revenue Service), for PIS/COFINS, Income Tax, and Social Contribution on Profit purposes, there are two ways to tax the exchange variation, which is the oscillation in the values between domestic and foreign amounts relative to trade and financial operations, as follows: (i) cash basis (standard) and (ii) accrual basis (optional). This very same legislation allows the taxpayer to choose one system or the other, as long as doing so for the entire fiscal year.

The purpose of this rule is to soften the tax impact derived from variations in the domestic currency in situations of international crises and, thus, when calculating and paying federal taxes, since such variations can lead to the taxation of revenues that do not represent actual profit.

In this regard, in strict compliance with the tax law, Petrobras, which until then had been taxing the exchange rate variation revenues pursuant to the accrual basis, opted to use the cash basis for the 2008 fiscal year. It must be emphasized that this tax option in no way changes the company’s accounting. Therefore, there is no reason to discuss accounting “maneuvers” or “tricks.”

Also regarding the way Income Tax and Social Contribution on Profit are calculated, it must be clarified that Petrobras has always used the annual taxation system, making its payments based on monthly balance sheets and undertaking the annual adjustment when it delivers its Corporate Income Tax Returns (DIPJ), unlike the companies that do so quarterly.

That way, although due to systemic reasons the criterion change was made operational in the second half of 2008, it was in effect for the entire fiscal year because of the choice made for annual calculation. Therefore, there are no quarterly divisions, as mentioned in error in the stories published by the newspaper. Rather, there is a single calculation in the year, i.e., on 12/31.

This option is made formal, annually, when Petrobras delivers its DIPJ. For the 2008 fiscal year, such delivery will only take place on June 30 2009.

COMPENSATIONS MADE

In December 2008, Petrobras had credits to compensate in the order of R$3.97 billion, corresponding to R$2.14 billion in the Income Tax and Social Contribution on Profit balance for the exchange variation paid in excess in the year and R$1.83 billion for credits for interest on equity, which was used as follows in the months of December/2008 to March/2009:

Sources and Uses of Tax Credit (R$ billion)
Sources
Period	Exchange Variation Equity Income		Total
2008	2,14	1,83	3,97
Uses
Dez/08	-0,87
Jan/09	-1,18
Feb/09	-0,10	-1,03
Mar/09	0,00	-0,77
Total	-2,14	-1,80	-3,94
Credit Available			0,03

Detailed Use of Tax Credit (R$ billion)
Period	PIS/COFINS	CIDE	Total
Dez/08	0,87	0,00	0,87
Jan/09	0,81	0,37	1,18
Feb/09	0,80	0,33	1,13
Mar/09	0,47	0,29	0,76
Total	2,95	0,99	3,94

REDUCTION IN THE AMOUNT PAID IN FOR CIDE

The calculation of the amount owed as CIDE is made based on the volumes of products sold (gasoline, diesel fuel, etc.) multiplied by aliquots set by the Government that are not dependent on these products’ sales prices. As such, Petrobras’ choice for the cash basis for the exchange rate variation taxation had no impact on the amount of CIDE owed. What happened was a change in the way CIDE was paid in, which instead of being in cash was liquidated using the tax credits derived from Corporate Income Tax and CSLL payments made in excess. Therefore, it can be stated that the States should not experience any reduction in their revenues derived from CIDE on account of Petrobras’ option, since the Union’s constitutional obligation to pass the resources on to the States, based on the amounts owed, i.e., regardless of how it will be liquidated, remains.

The lower collection levels of this tax in 2008 is due solely to the fact that a reduction was made in the gasoline (R$0.28/liter to R$0.18 liter) and diesel fuel aliquots (R$0.07/liter to R$0.03/liter) ..

SPECIAL PARTICIPATION IN THE MARLIM FIELD

With regard to this issue, Petrobras clarifies that the matter is currently under discussion at the 2nd Region’s Federal Court. The suit involves the controversy regarding expense deducibility criteria as a result of the interpretation of the federal law that regulates the issue. The company will never deny to pay whatever is determined as owed, but as any other company incorporated in Brazil, it will resort to the Courts to have its legitimate constitutional right to adversarial proceedings and to the full right to defense observed.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.